EXHIBIT C.2

Telefónica del Perú

The Transaction

As a result of the termination of the ADS Program on February 27th 2004, JP Morgan Chase Bank will start selling on April 13th 2004 approximately 16 million of the underlying Class “B” shares of Telefónica del Perú S.A.A. (the “Company” or “TdP”) in such a manner as it might determine. As part of the transaction, TdP would repurchase those shares at a price of S/. 1.25, which is the average price for the 180-day period ended on February 27th 2004 (the “Transaction”).

Background

On July 5th 2000 Telefónica, S.A. executed a Public Exchange Offering (“PEO”), which involved the exchanging of TdP shares for ADS of Telefonica, S.A. 1. The Prospectus of the PEO mentioned as two potential risks for not accepting the exchange that: (a) the market for TdP shares might be less liquid than before the PEO, and (b) that the market value of these shares could be substantially lower than the value of the shares before the PEO.

The trend of TdP shares since the PEO shows that such risks have materialized.

Current Status of the Class “B” Shares of TdP

The price of TdP shares has declined significantly in the recent years due to several factors such as the reduced float and trading volume, as well as the composition of the holders of TdP shares.

The low trading volume of TdP Class “B” shares since the PEO took place, is one of the main factors that explains the downward trend in the share price. As we can see in the following graph, there was a significant change in the trading volume of TdP Class “B” shares since January 2000, from a daily traded average of 766,353 shares for the 90 days period before the announcement of the PEO to a daily average of 61,689 shares for the 90 days period following the PEO.

1 7 ADS of Telefonica, S.A. for every 290 Class B and/or C Shares of Telefónica del Perú.

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The low trading volume following the PEO is also explained by the high acceptance level of the PEO: 94.7% of the total potential exchange. As shown in the next chart, the acceptance level of the investors located in the United States was of 97.5%, even higher than the acceptance level of the Peruvian investors (90.4%). The high acceptance of the exchange had an immediate effect in terms of the floating of the Class “B” shares. The float declined from about 61% of the stock to less than 3%.

	US Offer	Peruvian Offer	Total
Total “B” and “C” Shares	817,207,360	468,935,186	1,286,142,546
Shares held by Telefonica S.A.	105,911,920	0	105,911,920
Potential Size of the Offer	711,295,440	468,935,186	1,180,230,626
Accepted by Investors	693,851,840	424,087,880	1,117,939,720
% of Acceptance	97.5%	90.4%	94.7%
Source: Continental Bolsa SAB S.A.

Another important consequence of the PEO which is worth highlighting is that the composition of the holders of TdP shares significantly changed: practically all of the Peruvian institutional investors, who held approximately 40.7% of the total shares at the time of the PEO, accepted the exchange offering. The acceptance of the exchange by the Administradoras Privadas de Fondos de Pensiones (the private pension funds) represented the departure of the most important Peruvian investor group from the TdP shares’ market.

These factors help to explain the downward trend of the price of the Class “B” shares of TdP since the PEO, as we can see in the next graph. The price of the Class “B” share fell from a

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daily average price of S/.4.40 for the 90 days before the announcement2 of the PEO to a S/.2.97 average for the 90 days right after the PEO took place.

Since 2001, the price of TdP shares has fluctuated in a very reduced range and at a low level, as the next chart highlights.

Price range per year (S/.)
Year	Maximum	Minimum	Average
2001	2.80	0.80	1.82
2002	1.20	0.47	0.78
2003	1.58	0.56	0.95
2004	1.56	0.82	1.11

Source: Bloomberg

Technical Analysis of the evolution of the Class “B” shares:

Considering the objective and scope of the Transaction, we have to assess the adequacy of the price of S/.1.25 per share proposed by TdP for carrying out the repurchase of these Shares. In order to do so, we considered it much more convenient to use technical analysis

2 January 12th 2000.

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instead of other methods of valuation of shares given that the target-amount of shares for repurchase represents only a small percentage of the total shares of the Company and therefore it will not be a purchase that will assign control or a strategic position over the Company.

In order to analyze the recent evolution of the price of the Class “B” shares, we have used Moving Average Envelopes.

The parallel curves plotted over the historical share prices are envelopes. The envelope bandlines track the base moving average (not shown in the chart) from which they are calculated. The period used to build the base is 180 days. We consider that the 180-day moving average gives a good representation of the share price's trend.

Each envelope stands at a distance of 10% of the value of the moving average either way. The upper band is the 180-days average plus 10%. The lower band is the average minus 10%.

The way the envelopes should be understood is as follows: if the price is charting beneath the lower band, the inference is that the share is oversold. The analyst would look for evidence that the price had crossed back above the -10% line to guess that the downtrend had decelerated or perhaps ended and that the share was becoming a potential buy. On the other hand, if the price were plotting above the upper band, the share is overbought. In that case, the analyst would watch for a crossover of price below the upper band as a signal that it was time to consider selling.

The graph below indicates that the price that TdP would pay (S/. 1.25) in the Transaction is above the upper band, therefore we consider it to be an adequate price since it adds a premium over the moving average that we have analyzed.

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Finally, it must also be considered that the offering by JP Morgan Chase Bank of approximately 16 million of Class “B” Shares would most likely generate a downward pressure on the moving average and in the price of the TdP shares in the absence of the repurchase of Shares that the Company is proposing, leaving the price of S/.1.25 at a higher distance with respect to the Upper Band and of the moving average.

Opinion:

We consider that the price at which the Company would repurchase the Class “B” Shares of S/.1.25 is fair given that the trend of the price after the PEO and the 180-day moving average envelope indicates that such level would represent an adequate repurchase price. Additionally, such conclusion is supported by the likely downward pressure that the selling by JP Morgan Chase Bank could generate on the share price. Finally, the adequacy of the price is supported by such factors as the low trading volume of the Class “B” shares of TdP and the effect that the PEO had on these shares in terms of float and liquidity, composition of investors, and evolution of its price.

Disclaimer

This document was prepared by Banco Continental and is aimed exclusively to express Banco Continental´s opinion related to the reasoning of the repurchase price determined by Telefónica del Perú S.A.A. (“TdP”) for the Class B shares issued by TdP and owned by its minority shareholders.

In order to issue the present document, Banco Continental has based its opinion on the following: (i) public information on the evolution of the price and trading volume of the shares involved in the transaction; (ii) information provided by TdP related to the Transaction; (iii) conditions of some transactions that have influenced in the price of the shares subject of the present document; (iv) other financial studies, information, and analysis, as well as financial, economic and market criteria which we have considered appropriate to work with in order to issue the opinion stated in the present document. While based on information provided by TdP and believed to be reliable, no guarantee is given that it is accurate or complete.

Banco Continental has not made an independent valuation of TdP, and has focused its opinion exclusively in the subject described above.

Neither Banco Continental nor any of its subsidiaries or associates, administrators, members, managers or employees shall be liable for any direct, indirect, special, incidental, consequential, punitive or exemplary damages, including loss profits arising in any way from the information contained in this document.

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